February 2, 2016

VIA EDGAR AND EMAIL TRANSMISSION

Jay Ingram

Legal Branch Chief

Division of Corporate Finance, Office of Manufacturing and Construction

Mail Stop 4631

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	Armstrong Flooring, Inc. Amendment No. 1 to Registration Statement on Form 10 Filed December 21, 2015 File No. 1-37589

Dear Mr. Ingram:

On behalf of Armstrong Flooring, Inc. (the “Company”), enclosed please find a copy of Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form 10 (the “Registration Statement”), as filed today with the United States Securities and Exchange Commission (the “Commission”), marked to show changes from Amendment No. 1 to the Registration Statement which was filed by the Company with the Commission on December 21, 2015.

The changes reflected in Amendment No. 2 include those made in response to the comments of the staff of the Commission (the “Staff”), as set forth in the Staff’s comment letter, dated January 4, 2016, with respect to the Registration Statement (the “Comment Letter”). Amendment No. 2 also includes other changes that are intended to update, clarify and render more complete the information contained in the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below and immediately following each comment is the Company’s response.

Registration Statement on Form 10

General

1. We note your supplemental response to comment one in our letter dated November 4, 2015. Please file all your material agreements with AWI in your next amendment.

Response: The Company acknowledges the Staff’s comment and has included with Amendment No. 2 forms of each of the material agreements the Company intends to enter into with AWI, to the extent available. Specifically, included with Amendment No. 2 are forms of the Transition Services Agreement, the Campus Lease Agreement and the Tax Matters Agreement. The Company will include forms of the remaining material agreements to be entered into with AWI in subsequent amendments to the Registration Statement as the forms of these agreements are finalized.

Exhibit 99.1

Questions and Answers About the Separation and Distribution, page 1

Will AFI incur any indebtedness prior to or at the time of the distribution?, page 6

2. Please disclose here or under a new Q&A that you anticipate paying AWI a $50 million dividend distribution upon separation.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 6 of Amendment No. 2 to disclose that the Company anticipates paying AWI a $50 million dividend in connection with the separation.

Information Statement Summary, page 7

3. We note that you have not provided the supplemental support requested for in comment three in our letter dated November 4, 2015. In your next amendment, please either provide the supplemental support previously requested or clearly state that these comments are your beliefs.

Response: The Company acknowledges the Staff’s comment and is providing supplementally for the review of the Staff support for each of the statements referred to in comment three of the Staff’s comment letter dated November 4, 2015.

Notes to Unaudited Pro Forma Combined Financial Information, page 45

4. You currently appear to reflect certain adjustments to the pro forma financial information which are not factually supportable at this time, including adjustments (G) and (H) related to lending arrangements you are currently negotiating. Please remove these adjustments or tell us how you determined that they were factually supportable pursuant to Rule 11-02(b)(6) of Regulation S-X. In a similar manner, please address the adjustments made to your capitalization table.

Response: The Company respectfully submits that pro forma adjustments related to our planned lending arrangement are factually supportable. We have signed a letter of intent, or term sheet, with the lead arranger bank to secure our $225.0 million revolving credit facility. We are currently in the process of negotiating and initiating the syndication process with the lead arranger bank and several other banks.

Therefore, in response to the Staff’s comment, the Company has revised and expanded its disclosure of pro forma adjustments related to our planned lending arrangement on page 45 of Amendment No. 2, and our capitalization table adjustment (B) on page 37 of Amendment No. 2.

5. In regards to adjustment (A), please describe the nature of the assets and liabilities and related expenses that AFI expects to assume from AWI that were not included in AFI’s historical combined financial statements. It is not clear how accrued interest expenses in connection with debt you expect to incur is related to these assets and liabilities that you expect to assume. In this regard, please separately present theses accrued interest expense amounts.

Response: The nature of the assets and liabilities and related expenses referred to in adjustment (A) relate to deferred tax assets, as a result of an elimination of federal tax credits that will not be available to AFI post-separation, and an adjustment to deferred tax liabilities due to the elimination of the related uncertain tax position liabilities associated with eliminated federal tax credit deferred tax assets. In response to the Staff’s comment, the Company has separately presented this adjustment, now listed as adjustment (G), on page 43 of Amendment No. 2.

Also in response to the Staff’s comment, the Company has revised adjustment (A) to include the adjustment of interest expense and the related accrued interest adjustment in connection with the Company’s planned issuance of debt upon separation.

6. We note your response to comment 8 in our letter dated November 4, 2015. In a similar manner to your response, please disclose that you have not reflected the impact of the transition services agreement and lease agreement in your pro forma financial information as you believe that the costs reflected in the carve-out financial statements reasonably estimate the charges the company will incur for these services after the separation.

Response: In response to the Staff’s comment, the Company has expanded its pro forma disclosures on page 40 of Amendment No. 2 to clearly disclose that it has not reflected the impact of the Transition Services Agreement and Campus Lease Agreement in its pro forma financial information as the Company believes that the costs reflected in the historical combined financial statements reasonably estimate the charges the Company will incur for these services after the separation.

Reportable Segment Results, page 63

7. We note your supplemental response to comment 13 in our letter dated November 4, 2015. Please revise your Resilient Flooring and Wood Flooring sections to discuss the primary reasons that drove changes to volumes and price/mix during a reporting period. For example, please disclose what drove the higher volumes in Resilient Flooring and lower volumes in Wood Flooring for the first nine months of fiscal year 2015. Additionally, when your mix changes in a given reporting period, please discuss how it changed. Further, while changes in product pricing are interdependent with volumes and product mix, Item 303(a)(3)(iii) of Regulation S-K requires you to provide a narrative discussion of the extent to which material changes in net sales are due to changes in prices. Please help us better understand why you are not able to delineate the impact of changes in prices or separately quantify the extent to which material changes in net sales are due to increases or decreases in prices. Additional disclosure may be useful to provide context or to analyze the relationship between price and volume.

Response: In response to the Staff’s comment, the Company has revised its Reportable Segment Results disclosures throughout Management’s Discussion and Analysis to quantitatively discuss the changes to volumes, price and mix for our Resilient Flooring and Wood Flooring segments and geographic regions.

8. We note your response to comment 14 of our letter dated November 4, 2015. For the nine months ended September 30, 2015, non-operating expenses represented approximately 10% of operating income and 11% of earnings from continuing operations before income taxes. In this regard, it is not clear why you did not provide a discussion of these amounts for the nine months ended September 30, 2015 as well. See Item 303(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has expanded its disclosures on page 61 of Amendment No. 2 to provide more information on the composition of non-operating income and non-operating expenses for the nine months ended September 30, 2015.

Compensation Discussion and Analysis, page 80

9. It appears you plan to provide compensation disclosure for only three named executive officers. In your next amendment, please provide compensation disclosure for five officers or supplementally provide us with your analysis for providing this information for only three officers. See Item 402(a)(3) and Instruction 1 to Item 402(a)(3).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure under Compensation Discussion and Analysis in Amendment No. 2 to provide compensation disclosure for five officers.

10. Please include a materially complete compensation discussion and analysis section for fiscal year 2015 in your next amendment. See Item 402(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure under Compensation Discussion and Analysis in Amendment No. 2 to include a materially complete compensation discussion and analysis section for fiscal year 2015.

Summary Compensation Table, page 85

11. We note you intend to provide executive compensation for fiscal year 2015. At a minimum, executive compensation disclosure will be required for the fiscal year ended December 31, 2014 prior to effectiveness. You may also be required to present executive compensation for 2013 pursuant to the application of Regulation S-K C&DI 217.01. Please advise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 87 of Amendment No. 2 to present executive compensation for 2015, 2014 and 2013.

Financial Statements for the Period Ended September 30, 2015

Note 3. Discontinued Operations, page F-50

12. We note your response to comment 17 in our letter dated November 4, 2015. In a similar manner to your response, please disclose the nature of the deferred tax asset and tax benefit recorded during the nine months ended September 30, 2015. Please help us better understand how you arrived at the amount of the deferred tax asset and corresponding benefit amount pursuant to ASC 740. Your response indicates that the deduction will be allowed as payments are made to pensioners. It is not clear if the $43.6 million is based on anticipated future payments to be made or actual payments made. Please further advise.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page F-50 of Amendment No. 2 and also intends to provide the following disclosure within the Discontinued Operations footnote of its December 31, 2015 financial statements:

The DLW insolvency filing in December 2014 resulted in our disposal and presentation of DLW for all historical periods as a discontinued operation. However, the insolvency filing did not meet the U.S. tax criteria to be considered disposed of until the first quarter of 2015. In determining the U.S. tax impact of the disposition, the liabilities, including an unfunded pension liability of approximately $115 million, were considered proceeds. However, pension deductions for tax purposes result only when the benefit payments are made. Accordingly, a deferred tax asset and non-cash income tax benefit of approximately $43 million were recorded in the first quarter of 2015 within discontinued operations for the tax benefit of the future pension deductions.

Note 26. Litigation and Related Matters, page F-58

Antidumping and Countervailing Duty Cases, page F-59

13. We note your response to comment 23 in our letter dated November 4, 2015. You continue to make cash deposits for duties when you are the importer of record at the rates established by the DOC based on the second administrative review process. Please also clarify in your disclosures whether you continue to accrue for these duties for current imports based on the latest period for which rates have been issued.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on page F-60 of Amendment No. 2 to clarify that we accrue and make cash deposits for antidumping or countervailing duties for current imports based on the latest period for which rates have been issued.

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Please direct any comments or questions regarding these matters to Eric L. Cochran at (212) 735-2596 or Steven J. Daniels at (212) 735-2904.

Sincerely yours,

/s/ Steven J. Daniels
Steven J. Daniels

cc:	Christopher S. Parisi, Esq. (Armstrong World Industries, Inc.) Eric L. Cochran, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)